Contact

www.linkedin.com/in/robert-errato-b4b79817 (LinkedIn)

Top Skills

Construction Management
Project Management
Sellers

Robert Errato

Managing Member at Beeotto LLC "On Air On Line On All The Time" tm
Hamden

Summary

Experience in multiple developments and business ventures now focusing on starting up new projects to take advantage of my vast knowledge.

Real Estate development, construction management and consulting on projects from $1,000,000 to $75,000,000. All aspects of project management. Specializing in theater/public assembly event space development and management. Hold patents for movable partition walls related to theater and public assembly buildings.

Specialties: Theater development, management, operations and consulting. Commercial, industrial and retail building ground up consulting development services and renovations.

Experience

Beeotto LLC "On Air On Line On All The Time"TM

Managing Member
October 2019 - Present (2 years 8 months)
New Haven County, Connecticut, United States

Beeotto, LLC is the relaunch of America's First Nationwide Community of Small Business owners advertising agency. It is a subscription based advertising and marketing platform that provides turnkey services to 30 Million Mom and Pop Main Street shop owners. It offers small businesses access to the same digital and video advertising avenues (TV, Streaming,Websites,Social Media, Marketplace,emailing etc) at a very affordable cost, available to big business in one of 3 packaged plans. There is no learning curve for merchants, they simply fill out a questionnaire, sign and go back to running their business. We do the rest. As the original founder of BThrifty in 2008, extensive experienced in the digital ad space was gained and now applied to the new company Beeotto. BThrifty was the beta version for Beeotto. BThrifty in 2009, was valued at $18,800,000.

Self-employed
Entrepreneur
September 1990 - Present (31 years 9 months)
United States

Vast experience in multiple arenas over my career, including design, built, owned and operated a live performance theater, eventually sold to public company. Started a digital advertising Company in 2007 and valued in 2010 at just under $20,000.000. Consulted on many large commercial real estate projects transaction values just under one billion dollar.

Quinnipiac Associates Inc.
President
1987 - Present (35 years)

Branded Tray
Managing Director Sale and Business Development
December 2014 - January 2019 (4 years 2 months)
North Haven, Ct.

In charge of developing a national sales team to market our exclusive and unique "Branded Tray " offering national, regional and local brands and businesses access to every sports stadium, arena and event facility throughout the USA at a very cost effective price point.

Alliance TCC,LLC
Managing member
2003 - January 2019 (16 years)
Ct.

Our focus is in development of theaters and multi-functional facilities. Our unique approach rejects the customary process of design-bid-build with an architect as the lead. Our concept is known as our "holistic program" which addresses and considers every aspect of the project. From concept to operations our program carefully analysis's how each element of the process interacts and effects the overall projects success.

BThrifty LLC
Founder and financier of BThrifty LLC
October 2007 - March 2015 (7 years 6 months)
New Haven County, Connecticut, United States

BThrifty was a turnkey advertising and marketing agency strictly for small business owners providing a blend of digital, TV and print ads targeted to the

local market area for each merchant. In 2014 a valuation report prepared by a well respected financial firm determined BThrifty worth $18,800,000 in 2009.

Metro Real Estate and Oakdale Development
President/Owner
January 1969 - November 2009 (40 years 11 months)

All aspects of real estate development

Oakdale theater
Executive Director Co-Founder
1986 - 2002 (16 years)
Wallingford, Connecticut, United States

Designed, built, owned and operated a 5000 seat live performance theater. Sold the theater business in 1998 for over $12M to SFX, a publicly traded company. In 2002, sold the real estate housing the theater to Live Nation, a publicly traded company for over $14M

Metro real estate company
President
1971 - September 1990 (19 years)